PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (202-772-9204)

October 29, 2010

H. Christopher Owings

Assistant Director

US Securities Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Berkeley Coffee & Tea, Inc.

Registration Statement on Form S-1

Filed August 17, 2010

Amendment No. 1 to Registration Statement on Form S-1

Filed August 18, 2010

File No. 333-168911

Dear Mr. Owings:

This letter is in response to your comment letter dated September 9, 2010, with regard to the Form S-1/A filing of Berkeley Coffee & Tea, Inc., a Nevada corporation (“Berkeley ” or the "Company") filed on August 18, 2010.  Responses to each comment have been keyed to your comment letter.

Registration Statement on Form S-1

Exhibit 23.1

1.

Amended to correct reference.

Amendment No. 1 to Registration Statement on Form S-1

General

2.

A table showing pro forma income an balance sheet data for the three months ended July, 31, 2010, and year ended April 30, 2010, and projected data assuming 10%, 25%, 50%, 75% or 100% of the gross proceeds are received.

3.

References throughout the Prospectus have been clarified to clearly state the business of DTS8 and its relationship and potential conflicts with Sean Tan.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

H. Christopher Owings

Division of Corporation Finance

Securities and Exchange Commission

October 29,, 2010

Registration Statement Cover page

4.

The Primary SIC Code Number has been added.

5.

The box indicating that your securities are being offered in reliance on Rule 415 has been checked.

6.

The address on the cover page has been revised to reference the Company’s principal executive office.

Prospectus Cover Page, page 3

7.

The third paragraph has been expanded.

8.

The cover page has been revised to show that there is no minimum amount to be raised under this offering.

Cautionary Note Regarding Forward-Looking Statements, page 6

9.

The last sentence of this paragraph has been deleted.

Use of Proceeds, page 10

10.

The Table showing the use of proceeds has been prioritized.

11.

Reference to salaries and benefits has been deleted from the General and Administrative category.

12.

Discussions under the 10%, 25%, 50% and 75% paragraphs have been significantly expanded.

13.

This reference has been removed as it is not impacted on by the success or failure of this offering.

Dilution, page 12

14.

The figure in this table has been revised.

Description of Securities, page 14

Common Stock, page 14

15.

The last sentence of the first paragraph has been removed.

H. Christopher Owings

Division of Corporation Finance

Securities and Exchange Commission

October 29,, 2010

Description of Business, page 15

Coffee Bean Suppliers, page 16

16.

Appropriate references have been added to both referenced sections.

17.

This sentence has been revised.

Facilities, page 17

18.

Revisions have been made under the two referenced sections to indicate the multiple uses of the Company’s office space.

Description of Property, page 18

19.

This section has been revised.

Certain Relationships and Related Transactions, page 19

20.

This discussion has been expanded.

Management’s Discussion and Analysis or Plan of Operations, page 20

Plan of Operation, page 21

21.

The discussion has been expanded to discuss various levels of funding under this Prospectus.

22.

Mr. Tan plans to relocate to Reno Nevada to manage and operate the business commencing January 1, 2011, regardless of funding.  The Prospectus has been updated to reflect this.

Critical Accounting Policies and Estimates, page 23

23.

This section has been revised.

Directors and Executive Officers, page 26

24.

This section has been revised.

H. Christopher Owings

Division of Corporation Finance

Securities and Exchange Commission

October 29,, 2010

Involvement in Certain Legal Proceedings, page 27

25.

Additional information has been added regarding involvement with Growers Direct Coffee Company, Inc.

26.

This section has been expanded to include all of the events discussed under Item 401(f) of Regulation S0K.

Employment Agreements, page 29

27.

This section has been revised.

Certain Relationships and Related Transactions, and Director Independence, page 31

28.

This discussion has been expanded.

Recent Sales of Unregistered Securities, page 44

29.

The Company has prepared and will be filing a Form D reporting these sales.

Financial Statements for the Fiscal Year Ended April 30, 2010

30.

Updated financial statements have been included.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Berkeley in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs